June 28, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549-3561

Attention:  Scott Anderegg, Staff Attorney

Re:          Zumiez, Inc.
                Registration Statement on Form S-3
                File No. 333-141616

Dear Mr. Anderegg:

On behalf of Zumiez Inc. (the “Company”), this letter is to request to have the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at 4:00pm, Eastern Daylight Time, Thursday, July 5, 2007, or as soon thereafter as is practicable.  The Company confirms that it is aware of its obligations under the Securities Act of 1933, and hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As soon as the Securities and Exchange Commission has declared such Registration Statement effective, please send written confirmation to the addresses listed on the cover of the Registration Statement.  If you have any questions regarding this request, please feel free to call Chris Visser at Kirkpatrick & Lockhart Preston Gates Ellis LLP at (206) 370-8343.

Very truly yours,

Zumiez Inc.

/s/ Richard M. Brooks
Richard M. Brooks
President and Chief Executive Officer

cc: Chris Visser